Givemepower Corporation

370 Amapola Ave., # 200A, Torrance, California 90501

February8, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Catherine De Lorenzo

Re:	Givemepower Corporation
Rule 477 Application for Withdrawal
Amendment No. 5 to Registration Statement on Form S-1
Filed December 27, 2023
File No. 333-252208

Dear Ms. De Lorenzo:

Pursuant to Rule 477 under the Securities Act of 1933 (the “Act”), Givemepower Corporation (the “Company”) respectfully requests the immediate withdrawal of its Post-Effective Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-252208) initially filed with the Securities and Exchange Commission (the “Commission”) on December 27, 2023, together with all exhibits thereto (the “Registration Statement”), with such application to be approved effective as of the date hereof or at the earliest practical date thereafter. The Company has determined to withdraw the Post-Effective Amendment No. 1 to Registration Statement because the registration, which was declared effective on August 11, 2021, with provision of 180 days for all shares to be sold, has expired. The undersigned represents that prior to the expiration of the Registration Statement on February 11, 2022, no securities were sold in connection with the registered offering.

The Company also acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Company requests, in accordance with Rule 457(p) under the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement or registration statements.

Please feel free to contact Udo Ekekeulu of Alpha Advocate Law Group PC at (562) 219-0089 if you have any questions regarding this request for withdrawal.

Sincerely,

/s/ Frank I Igwealor
Frank I Igwealor
President and Chief Executive Officer